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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                     Telesystem International Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Subordinate Voting Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    879946101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Gregory A. Gilbert, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza - 24th Floor
                              New York, N.Y. 10112
                                 (212) 408-2469
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------
          Names of Reporting Persons.
    1.    I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P.
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
    2.    (a)
          (b)  X
--------------------------------------------------------------------------------
          SEC Use Only
    3.

--------------------------------------------------------------------------------
          Source of Funds (See Instructions)
    4.
          WC
--------------------------------------------------------------------------------
          Check if Disclosure of Legal Proceedings Is Required
    5.    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
    6.
          Delaware
--------------------------------------------------------------------------------
                       Sole Voting Power
                 7.
                       622,412 (592,460 upon conversion of the CDs, 2,495 upon
                       exercise of the Option and SVS of 27,493)
Number of        ---------------------------------------------------------------
Shares                 Shared Voting Power
Beneficially     8.
Owned by
Each
Reporting        ---------------------------------------------------------------
Person With            Sole Dispositive Power
                 9.
                       622,412 (592,460 upon conversion of the CDs, 2,495 upon
                       exercise of the Option and SVS of 27,493)
                 ---------------------------------------------------------------
                       Shared Dispositive Power
                 10.

--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          622,412 (592,460 upon conversion of the CDs, 2,495 upon exercise of the Option and SVS of 27,493)
--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    12.   (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (11)
    13.
          3.9%
--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
    14.
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Names of Reporting Persons.
    1.    I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Asia Investment Partners, L.P.
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
    2.    (a)
          (b)  X
--------------------------------------------------------------------------------
          SEC Use Only
    3.

--------------------------------------------------------------------------------
          Source of Funds (See Instructions)
    4.
          WC
--------------------------------------------------------------------------------
          Check if Disclosure of Legal Proceedings Is Required
    5.    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
    6.
          Delaware
--------------------------------------------------------------------------------
                       Sole Voting Power
                 7.
                       30,377 (upon conversion of the CDs)
Number of        ---------------------------------------------------------------
Shares                 Shared Voting Power
Beneficially     8.
Owned by
Each             ---------------------------------------------------------------
Reporting              Sole Dispositive Power
Person With      9.
                       30,377 (upon conversion of the CDs)
                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power

--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          30,377 (upon conversion of the CDs)
--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    12.   (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (11)
    13.
          0.2%
--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
    14.
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Names of Reporting Persons.
    1.    I.R.S. Identification Nos. of above persons (entities only).

          Asia Opportunity Fund, L.P.
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
    2.    (a)  X
          (b)
--------------------------------------------------------------------------------
          SEC Use Only
    3.

--------------------------------------------------------------------------------
          Source of Funds (See Instructions)
    4.
          WC
--------------------------------------------------------------------------------
          Check if Disclosure of Legal Proceedings Is Required
    5.    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
    6.
          Cayman Islands
--------------------------------------------------------------------------------
                       Sole Voting Power
                 7.

Number of        ---------------------------------------------------------------
Shares                 Shared Voting Power
Beneficially     8.
Owned by               88,116 (upon conversion of the CDs, and including the
Each                   securities beneficially owned by CAIP(I) and CAIP(II)).
Reporting        ---------------------------------------------------------------
Person With            Sole Dispositive Power
                 9.

                 ---------------------------------------------------------------
                 10.   Shared Dispositive Power

                       88,116 (upon conversion of the CDs, and including the
                       securities beneficially owned by CAIP(I) and CAIP(II)).
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          88,116 (upon conversion of the CDs, and including the securities beneficially owned by CAIP(I) and CAIP(II)).
--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    12.   (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (11)
    13.
          .6%
--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
    14.
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Names of Reporting Persons.
    1.    I.R.S. Identification Nos. of above persons (entities only).

          CAIP Co-Investment Fund Parallel Fund (I) C.V.
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
    2.    (a)  X
          (b)
--------------------------------------------------------------------------------
          SEC Use Only
    3.

--------------------------------------------------------------------------------
          Source of Funds (See Instructions)
    4.
          WC
--------------------------------------------------------------------------------
          Check if Disclosure of Legal Proceedings Is Required
    5.    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
    6.
          Netherlands
--------------------------------------------------------------------------------
                       Sole Voting Power
                 7.

Number of        ---------------------------------------------------------------
Shares                 Shared Voting Power
Beneficially     8.
Owned by               7,361 (upon conversion of the CDs)
Each             ---------------------------------------------------------------
Reporting              Sole Dispositive Power
Person With      9.

                 ---------------------------------------------------------------
                       Shared Dispositive Power
                 10.
                       7,361 (upon conversion of the CDs)
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          7,361 (upon conversion of the CDs)
--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    12.   (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (11)
    13.
          0.05%
--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
    14.
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
          Names of Reporting Persons.
    1.    I.R.S. Identification Nos. of above persons (entities only).

          CAIP Co-Investment Fund Parallel Fund (II) C.V.
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
    2.    (a)  X
          (b)
--------------------------------------------------------------------------------
          SEC Use Only
    3.

--------------------------------------------------------------------------------
          Source of Funds (See Instructions)
    4.
          WC
--------------------------------------------------------------------------------
          Check if Disclosure of Legal Proceedings Is Required
    5.    Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
          Citizenship or Place of Organization
    6.
          Netherlands
--------------------------------------------------------------------------------
                       Sole Voting Power
                 7.

Number of        ---------------------------------------------------------------
Shares                 Shared Voting Power
Beneficially     8.
Owned by               4,910 (upon conversion of the CDs)
Each             ---------------------------------------------------------------
Reporting              Sole Dispositive Power
Person With      9.

                 ---------------------------------------------------------------
                       Shared Dispositive Power
                 10.
                       4,910 (upon conversion of the CDs)
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
    11.
          4,910 (upon conversion of the CDs)
--------------------------------------------------------------------------------
          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    12.   (See Instructions)

--------------------------------------------------------------------------------
          Percent of Class Represented by Amount in Row (11)
    13.
          0.03%
--------------------------------------------------------------------------------
          Type of Reporting Person (See Instructions)
    14.
          PN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

            The class of equity securities to which this statement relates is subordinate voting shares without par value (the "SVS") of Telesystem International Wireless Inc., a Canadian corporation (the "Issuer"), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive offices of the Issuer is 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5.

ITEM 2. IDENTITY AND BACKGROUND.

            (a) - (c)

            This statement is being filed by J.P. Morgan Partners (BHCA), L.P. ("JPMP (BHCA)") (as successor by merger of CCP Overseas Equity Partners I, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership, J.P. Morgan Asia Investment Partners, L.P. ("JAIP"), a Delaware limited partnership, Asia Opportunity Fund, L.P. ("AOF"), a Cayman Islands limited partnership, CAIP Co-Investment Fund Parallel Fund (I) C.V. ("CAIP
(I)"), a Netherlands "commanditaire vennootschap", and CAIP Co-Investment Fund Parallel Fund (II) C.V., a Netherlands "commanditaire vennootschap" ("CAIP
(II)", and together with JPMP (BHCA), JAIP, AOF and CAIP (I), "JP Morgan").

            JPMP (BHCA)'s principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

            JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase"), which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

            JAIP (f/k/a Chase Asia Investment Partners L.P.), a Delaware limited partnership, whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020, is engaged in the venture capital and leveraged buyout business. The general partner of JAIP is J.P. Morgan Asia Equity Partners, L.P. (f/k/a Chase Asia Equity Partners, L.P.), a Cayman Islands exempted limited partnership (hereinafter referred to as "Asia Equity Partners"), whose principal business office is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. One of the managing general partners of Asia Equity Partners is JPMP Asia Equity Company (f/k/a CCP Asia Equity Company), a Cayman Islands limited duration company (hereinafter referred to as "JPMP Asia Equity Company"), whose principal business office is c/o J.P. Morgan Partners, LLC, 1221 Ave. of the Americas, New York, New York 10020, and is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Liu Asia Equity Company, a Cayman Islands limited duration company (hereinafter referred to as "LAEC"), is the other Managing General Partner and the Chief Executive Officer of JPMP Asia Equity Company. The principal business office of LAEC is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. LAEC is also engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. The sole owner of JPMP Asia Equity Company is JPMP Master Fund, whose general partner is JPMP Capital Corp. The business office of Andrew Liu, whose principal occupation is employee/officer of LAEC, is c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Asia Equity Company.

            AOF, a Cayman Island exempted limited partnership, whose principal business address is located at c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, is engaged in the venture capital and leveraged buyout business. CAIP (I) and CAIP (II), each a Netherlands "commanditaire vennootschap", each of whose principal business address is located at c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands, are engaged in the venture capital and leveraged buyout business. The general partner each of AOF, CAIP (I) and CAIP (II) is Asia Opportunity Company, a Cayman Islands exempted company ("AOC"), whose principal business office is located at c/o Walkers SPV Limited, P.O. Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. AOC is a wholly owned subsidiary of Asia Equity Partners (whose managing general partner is JPMP Asia Equity Company, which is a wholly-owned subsidiary of JPMP Master Fund and whose general partner is JPMP Capital Corp.) and is engaged directly or indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of AOC.

            CAIP (I) and CAIP (II) are parallel funds to AOF. The partnership agreements of CAIP (I) and CAIP(II) require that they make, manage and dispose of investments consistent with AOF's partnership agreement and on a parallel basis with AOF. As a result, AOF may be deemed to have shared voting power over the securities beneficially owned by CAIP (I) and CAIP (II) and each of CAIP (I) and CAIP (II) may be deemed to have shared voting power over the securities they beneficially own. Additionally, CAIP (I), CAIP (II) and AOF may be deemed to be members of a group.

            To each of the Reporting Persons' knowledge, the response to Items 2(d) and (e) of this Schedule 13D is negative with respect to the Reporting Persons and all persons whom information is required hereunder by virtue of the Reporting Persons' response to Item 2.

            Except as set forth on Schedules A, B, C and D hereto, each of the executive officers and directors of JPMP (BHCA), JAIP, AOF, CAIP (I), CAIP (II), JPMP Capital Corp., JPMP Asia Equity Company, AOC, JPMP Master Fund and JP Morgan Chase is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION PURCHASE OF CAPITAL STOCK.

            TRANSACTIONS INVOLVING THE ISSUER

            On March 10, 2000, JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.) purchased an aggregate of US$150,000,000 of the Issuer's 7.75% Convertible Debentures, Series B, due March 9, 2010 (the "CDs"). Pursuant to the indenture governing the CDs, as amended (the "CD Indenture"), the CDs are convertible into that number of SVS equal to the product of (i) the quotient obtained by dividing the principal amount of CDs to be converted by US$1,000 and
(ii) 4.73968.

            On May 11, 2000 and December 11, 2000, the Issuer issued to JPMP
(BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.), pursuant to its "Stock Option Plan for the Directors of the Corporation", options to purchase 1,639 and 820 shares of SVS, (respectively, the "May Option" and the "December Option", and, together the "Option").

            In September 2000 and March 2001, the Issuer paid JPMP (BHCA) the outstanding interest payment on the CDs in the form of shares of SVS rather than in cash. JPMP (BHCA) has sold in the public market all but 27,493 of the SVS received from the September 2000 and March 2001 in kind interest payments. The September 2001 interest payment due on the CDs accrued but has not yet been paid pursuant to an Interest Moratorium entered into among the Investors (as defined in Item 4) and the Issuer.

            SUBSEQUENT TRANSACTIONS

            On April 30, 2001, JPMP (BHCA) assigned and transferred, for cash consideration equal to the face value thereof, US$16,002,000, US$6,409,000, US$1,553,000 and US$1,036,000 in principal amount of the CDs to AOF, JAIP, CAIP
(I), CAIP (II), respectively.

            SOURCE OF FUNDS

            The funds provided by JPMP (BHCA) (through its predecessor CCP Overseas Equity Partners, L.P.) for the acquisition of the CDs were obtained from JPMP (BHCA)'s working capital, which includes funds that are held for such purpose. The funds provided by AOF, JAIP, CAIP (I) and CAIP (II) for the acquisition of the CDs from JPMP (BHCA) were obtained from their working capital, which includes funds that are held for such purpose. Any funds provided by JP Morgan for the transactions described in Item 6 will be obtained from JP Morgan's working capital, which includes funds that are held for such purpose.

ITEM 4. PURPOSE OF TRANSACTION.

            (a) - (c), (e) See the description of the proposed transaction in
Item 6.

            (d) Each of (i) JP Morgan, U.F. Investments (Barbados) Ltd. ("UFI"), Telesystem Ltd. ("Telesystem"), and Capital Communications CDPQ Inc. ("CDPQ", together with JPMP, UFI and Telesystem, the "Investors") that beneficially owns any outstanding equities securities (including equity securities convertible or exercisable for SVS) of the Issuer (the "Shares") and (ii) the Issuer has entered into the Investor Rights Agreement, dated as of November 29, 2001 (the "IRA") (a copy of which is attached hereto as Exhibit 2 and incorporated by reference into this Item 4) which shall be effective as of and from the later of
(x) the closing of the Units Issuer Bid (as defined in Item 6) which shall be not later than January 31, 2002 and (y) the date of conversion of the CDs pursuant to the CD Indenture, as amended by the Second Amending Agreement (as defined and more fully described in Item 6) (such later date, the "Effective Date"). The IRA shall continue to be enforceable by or on behalf of (in the case of rights) and to be binding upon and enforceable against (in the case of obligations) such Investor and the Issuer: (a) until the IRA is terminated by mutual agreement of all Investors bound by the IRA at that time; (b) until only one Investor is bound by the IRA; or (c) until the Investors bound by the IRA own, in aggregate, less than one third (1/3) of the issued and outstanding Shares.

            Pursuant to the terms of the IRA, the Issuer shall (i) cause a reduction of the size of its Board of Directors (the "Board") to eight (8) members, (ii) cause the appointment to the Board of any nominees of the Investors or of the Board provided for under the IRA who are not already members of the Board, and (iii) prepare and cause to be executed such documentation as is legally or otherwise required to effect the foregoing.

            Upon and after the Effective Date, (x) JP Morgan, collectively, and
(y) each of UFI, Telesystem and CDPQ, individually, shall, subject to the requirements the IRA, have the right to nominate candidates for appointment or election to the Board as follows:

      -     CDPQ - 1 Board member

      -     Telesystem - 2 Board members

      -     JP Morgan - 2 Board members

      -     UFI - 1 Board member;

            Subject to (a) the requirements of the Canada Business Corporation Act and the rules of The Toronto Stock Exchange and The Nasdaq Stock Market (or the NASD), as applicable, and (b) the additional requirements of the IRA, the Board shall have the right to nominate for election or appointment to the Board any other individual persons required to bring the number of directors on the Board to eight (8) members; provided, however, that such other individual persons so nominated for election or appointment by the Board shall at all times consist of, to the extent practicable, persons who (i) are independent of the Issuer's management, the Investors and the Issuer, and (ii) possess substantial industry or other experience relevant or applicable to the strategic decision making of the Issuer.

            Pursuant to the IRA, each Investor covenanted and agreed with the other Investors to vote all of its Shares in favor of the nominees put forward for election by each Investor and the Board in accordance with the IRA at each of the Issuer's duly constituted shareholders' meetings at which members of the Board are to be elected, and each Investor and the Issuer shall use their respective best efforts to cause any vacancy on the Board to be filled by a nominee of the Investor, or the Board, as the case may be, entitled to fill that vacancy. Nothing in the IRA requires any Party thereto to grant a proxy in favor of another Party thereto or to management of the Issuer.

                        (f) - (j)

            Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to, or would result in, any of the actions specified in clauses (f) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's SVS (or Common shares, as applicable) to cease to be listed on the Nasdaq National Market System or causing the Issuer's SVS (or Common Shares, as applicable) to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (b) JPMP (BHCA) may be deemed the beneficial owner of 621,668 shares of the SVS (assuming conversion of the CDs and exercise of the Option as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding as of November 28, 2001 (as represented by the Issuer in the Master and Purchase Agreement (as defined in Item 6) and assuming conversion of the CDs and exercise of the Option as described in Item 3), JPMP (BHCA)'s deemed beneficial ownership represents 3.9% of the SVS of the Issuer. JPMP (BHCA) has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

            JAIP may be deemed the beneficial owner of 30,339 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, JAIP's deemed beneficial ownership represents 0.2% of the SVS of the Issuer. JAIP has sole voting power and dispositive power with respect to its shares of the Issuer's SVS.

            AOF may be deemed the beneficial owner of 88,005 shares of SVS (assuming conversion of the CDs as described in Item 3 and including the securities beneficially owned by CAIP(I) and CAIP(II)). Based upon the 15,509,700 shares of SVS outstanding, AOF's deemed beneficial ownership represents 0.6% of the SVS of the Issuer. AOF has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            CAIP (I) may be deemed the beneficial owner of 7,352 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, CAIP (I)'s deemed beneficial ownership represents 0.05% of the SVS of the Issuer. CAIP (I) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            CAIP (II) may be deemed the beneficial owner of 4,904 shares of SVS (assuming conversion of the CDs as described in Item 3). Based upon the 15,509,700 shares of SVS outstanding, CAIP (II)'s deemed beneficial ownership represents 0.03% of the SVS of the Issuer. CAIP (II) has shared voting power and dispositive power with respect to its shares of the Issuer's SVS.

            (c) - (d) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in SVS (or in SVS equivalents) during the past 60 days and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the SVS represented herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On November 28, 2001, the Issuer entered into a master and purchase agreement (the "Master and Purchase Agreement") (a copy of which is attached hereto as Exhibit 3 and is incorporated by reference to this Item 6) with CDPQ, UFI, JP Morgan, and Telesystem, which Master and Purchase Agreement provides, subject to certain conditions, for the recapitalization of the Issuer. More specifically, the Master and Purchase Agreement contemplates several interrelated transactions (collectively, the "Recapitalization") summarized as follows and, as necessary, described in more detail below:

      - An Issuer Offer to Purchase for cash (the "ESD Issuer Bid") all of its issued and outstanding 7.00% Equity Subordinated Debentures due 2002 of the Issuer (the "ESDs");

      - An Issuer bid (the "Units Issuer Bid") to exchange all of the outstanding Units of the Issuer (representing a 54.5% equity interest in Clear Ware N.V.) for Subordinate Voting Shares of the Issuer;

      - The execution of an amendment to the Issuer's Credit Agreement, dated July 3, 2001, among the Issuer and certain of its subsidiaries, as borrowers, and the financial institutions party thereto, which amendment provides for, among other things, the consummation of the Recapitalization and the transactions contemplated thereby (the "Credit Agreement Amendment");

      - A private placement of an aggregate of US$90 million in special warrants of the Issuer ("Special Warrants") to CDPQ, JPMP (BHCA) and Telesystem (the "Private Placement"), in two separate tranches of US$15 million (the "First Tranche") and US$75 million (the "Second Tranche");

      - The issuance to UFI of warrants to purchase up to a total of 15 million Subordinate Voting Shares of the Issuer at US$1.00 per share on or before September 30, 2002 (the "Purchase Warrants");

      - The issuance of warrants to purchase one Subordinate Voting Share at US$1.00 per share on or before March 31, 2003 (the "Dividend Warrants") as a dividend in kind to holders of the Issuer's outstanding Subordinate Voting Shares and Multiple Voting Shares;

      -     An amendment to the Issuer's employee stock incentive plan;

      - The conversion by UFI and JP Morgan (the "CD Holders") of the Series A and Series B 7.75% Convertible Debentures due 2010 of the Issuer, plus a certain amount of the accrued and unpaid interest thereon (the "CDs"), for Subordinate Voting Shares of the Issuer;

      - The conversion by Telesystem of its Multiple Voting Shares of the Issuer into Subordinate Voting Shares of the Issuer; and

      - The redesignation of all Subordinate Voting Shares of the Issuer into a newly issued class of "Common Shares" of the Issuer (which Common Shares will be registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended).

                                 ESD Issuer Bid

            Pursuant to the ESD Issuer Bid, on November 29, 2001, the Issuer offered to purchase all of its issued and outstanding ESDs for an amount of Cdn$300 cash, without interest, for each Cdn$1,000 principal amount at maturity of, and all accrued and unpaid interest on, each ESD tendered. In conjunction with the ESD Issuer Bid, the Issuer has requested that ESD holders consent to the proposed amendments (the "Proposed Amendments") to the Indenture governing the ESDs (the "Existing Indenture"). ESD holders tendering their ESDs under the ESD Issuer Bid will be deemed to have consented to the Proposed Amendments with respect to such tendered ESDs. The Issuer is offering to each ESD holder who does not tender its ESDs in the ESD Issuer Bid, but who validly consents to the Proposed Amendments and does not revoke such consent on or prior to the Expiration Date (as defined below), the consent fee of Cdn$100 for each Cdn$1,000 principal amount at maturity of ESDs held by such ESD holder. Such consent fee will be payable once the Proposed Amendments become effective. If an ESD holder's consent is either not properly delivered or is revoked on or prior to the Expiration Date, such holder will not receive the consent fee, even if the Proposed Amendments become effective as to all ESDs that are not purchased under the ESD Issuer Bid.

            The Proposed Amendments will be effected by a Supplemental Indenture to the Existing Indenture, to be executed following the Expiration Date, if the consents of ESD holders representing at least 66 2/3% in aggregate principal amount of outstanding ESDs have been obtained (the "Requisite Consents"). The Supplemental Indenture will become effective concurrently with the full payment of the purchase price for the deposited ESDs and of the consent fee. The purposes of the Proposed Amendments are, among others, to: (i) reduce the principal amount at maturity of each ESD from Cdn$1,000 to Cdn$250 and make the 7.00% cash coupon calculated on the basis of the newly defined principal amount;
(ii) modify the semi-annual 7.00% cash coupon by suspending interest during the period from August 15, 2001 until the date the Supplemental Indenture becomes effective, by postponing the next cash payment date to June 30, 2002 and by fixing cash payment dates thereafter on June 30 and December 31 of each year;
(iii) extend the maturity date of each ESD until December 31, 2006; (iv) modify the options of the ESD holders to convert upon an event of default and of the Issuer to pay at maturity the principal amount of the ESDs then outstanding (and all accrued and unpaid interest thereon, in the case of an event of default) in cash or in freely tradable Subordinate Voting

Shares by making the number of Subordinate Voting Shares issued in payment thereof equal to the amount payable divided by the greater of Cdn$1.00 or 95% of the then Current Market Price (as defined in the Existing Indenture) of the Subordinate Voting Shares; and (v) reduce the conversion price from Cdn$115.00 to Cdn$4.40.

            The ESD Issuer Bid, and the consent solicitation thereunder, will expire at 11:59 p.m. (Montreal time), on Wednesday, January 9, 2002, unless extended by the Issuer (the "Expiration Date"). The Issuer's obligation to accept and pay for ESDs deposited under the ESD Issuer Bid is subject to, among other things: (i) the condition that the Issuer receives the Requisite Consents to the Proposed Amendments; and (ii) the condition that the Master and Purchase Agreement not be terminated in accordance with the terms and conditions thereof. The Issuer's obligation to amend the Existing Indenture and to pay the consent fee is subject to the receipt by the Issuer of the Requisite Consents to the Proposed Amendments and to the take up and payment by the Issuer of the ESDs deposited hereunder.

                                Units Issuer Bid

            Pursuant to the Units Issuer Bid, on or about December 10, 2001, the Issuer made an offer to the holders of its outstanding Units to purchase all of its issued and outstanding Units in exchange for 5.46 Subordinate Voting Shares for each Unit tendered. Telesystem, Caisse de depot et placement du Quebec and all its subsidiaries, including CDPQ (collectively "Caisse"), and Rogers Telecommunications (Quebec) Inc. ("Rogers") have agreed to tender their Units in the Units Issuer Bid. As of November 28, 2001, Telesystem, Caisse and Rogers beneficially owned approximately 55.1% of all Units currently outstanding. Should an aggregate of 63.4% of the Units currently outstanding be tendered in the Units Issuer Bid, there will be less than US$100 million of Units outstanding based on the purchase price of the Units of Cdn$9.05, converted using the applicable exchange rate. Pursuant to the terms of the Indenture governing the Units, if less than US$100 million of Units, based on the purchase price of Cdn$9.05, converted using the applicable exchange rate, are outstanding on June 30, 2002, all holders of the Units then outstanding shall irrevocably be deemed to have exercised the option to exchange the Units for 0.2 of a Subordinate Voting Share per Unit held.

            The Units Issuer Bid will expire at 11:59 p.m. (Montreal time), on Monday, January 21, 2002, unless withdrawn or extended by the Issuer. The Units Issuer Bid is not subject to any minimum tender conditions; however, the Issuer's obligation to take up and pay for Units deposited under the Units Issuer Bid is subject to, among other things: (i) the successful completion of the ESD Issuer Bid in accordance with the terms and conditions thereof as described above and (ii) the condition that the Master and Purchase Agreement not be terminated in accordance with the terms and conditions thereof.

                                Private Placement

            The Private Placement contemplates the issuance by the Issuer of US$90 million in the aggregate of Special Warrants to CDPQ, Telesystem and JPMP
(BHCA) for a purchase price per Special Warrant of US$0.6124765.

            On December 14, 2002, the Issuer will issue in the First Tranche 9,951,402, 5,695,456 and 8,843,877 Special Warrants to CDPQ, Telesystem and JPMP
(BHCA), respectively, for an aggregate purchase price US$15 million. Subject, among other things, to the successful completion of the ESD Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer will issue in the Second Tranche 49,757,011, 28,477,284 and 44,219,383 Special Warrants to CDPQ, Telesystem and JPMP (BHCA), respectively, for an aggregate purchase price US$75 million.

            If the ESD Issuer Bid is successfully completed pursuant to the terms thereof as described above, each holder of Special Warrants shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive (subject to certain antidilution adjustments)
(i) one Subordinate Voting Share for each Special Warrant exercised or (ii) if Telesystem is a holder of Multiple Voting Shares at the time it exercises its Special Warrants, a maximum of 8,108,170 Special Warrants held by Telesystem shall entitle it to one Multiple Voting Share for each Special Warrant exercised; provided, that such Special Warrants shall not entitle Telesystem to acquire more Multiple Voting Shares than needed to maintain, rather than increase, the percentage voting rights associated with the Multiple Voting Shares held by Telesystem on November 28, 2001 as a result of the issuance of Subordinate Voting Shares pursuant to the exercise of the Special Warrants or Purchase Warrants (as defined below).

            If the ESD Issuer Bid is not successfully completed pursuant to the terms thereof as described above, each holder of Special Warrants shall be entitled, for no additional consideration, upon the exercise or deemed exercise of Special Warrants, to receive new convertible debentures of the Issuer (the "New Convertible Debentures"). Each New Convertible Debenture shall be issued in a face denomination of US$1,000 and integral multiples of US$1,000. The exercise of an aggregate of 1,633 Special Warrants shall be required to acquire each whole New Convertible Debenture. The New Convertible Debentures will be senior in rank to the CDs and ESDs but junior to other indebtedness of the Issuer, will carry an interest rate of 25% per year, and each US$1,000 in principal amount will be convertible at any time at the option of the holder into Subordinate Voting Shares at the then market price for such shares.

                          Issuance of Dividend Warrants

            Subject, among other things, to the successful completion of the ESD Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer shall declare a dividend to the outstanding holders of Multiple Voting Shares and Subordinate Voting Shares of record as of the dividend record date for such dividend, for each such share held, of one warrant to acquire one additional Subordinate Voting Share at a price equal to the Canadian dollar equivalent of US$1.00, using the official spot rate of exchange quoted by the Bank of Canada on the last business day prior to the dividend record date. The issuance of the Dividend Warrants will not take into account the issuance of the Special Warrants, the Purchase Warrants or the CD Conversion (as defined below).

                    Conversion of the Convertible Debentures

            Subject, among other things, to the successful completion of the ESD Issuer Bid and Units Issuer Bid pursuant to the terms described above and the Credit Agreement Amendment, and simultaneously with the conversion of all Multiple Voting Shares held by Telesystem into Subordinate Voting Shares (as described below), the CD Holders have agreed to convert (the "CD Conversion") the outstanding US$300 million principal amount of the CDs, plus the accrued and unpaid interest of US$11.6 million due September 9, 2001 (but excluding the interest on such US$11.6 million of accrued and unpaid interest, which shall be paid by the Issuer to the CD Holders in cash, and the interest accruing since September 9, 2001, which, subject to certain conditions, shall be cancelled), into the number of Subordinate Voting Shares having a aggregate value of US$94.6 million at a per share price of US$0.6124765. On November 29, 2001, the Issuer, UFI, JP Morgan and The Bank of Nova Scotia Trust Company of New York, as trustee, entered into an amendment to the CD Indenture (the "Second Amending Agreement") (a copy of which is attached hereto as Exhibit 4 and is incorporated by reference into this Item 6) to amend the terms of the CD Indenture, which Second Amending Agreement provides, among other things, for the CD Conversion.

                        Issuance of the Purchase Warrants

            Subject, among other things, to the CD Conversion and certain antidilution adjustments, the Issuer shall issue to UFI Purchase Warrants entitling UFI to purchase an aggregate of 15,000,000 Subordinate Voting Shares (or Common Shares, as applicable) at a price equal to US$1.00 per share from the issue date thereof until September 30, 2002.

                    Conversion of the Multiple Voting Shares

            Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, and simultaneously with the CD Conversion, Telesystem will convert each of its Multiple Voting Shares into one Subordinate Voting Share of the Issuer.

                     Redesignation of the Subordinate Voting
                   Shares/Amend Issuer Stock Incentive Plans

            Subject to the successful completion of the ESD Issuer Bid and the Units Issuer Bid pursuant to the terms thereof as described above and the Credit Agreement Amendment, the Issuer shall approve at any time prior to the calling of the Issuer's next annual meeting of shareholders, amendments to the Issuer's constituting documents in order to redesignate all of its Subordinate Voting Shares as "Common Shares" and submit said amendments and, as required under applicable laws or by regulatory authorities, certain amendments to be made to the Issuer's stock incentive plans, to the shareholders of the Issuer for approval, in accordance with applicable securities laws and the Issuer's governing statute, and in connection therewith, the Issuer shall use commercially reasonable efforts to solicit proxies in favor of the approval of such amendments. Each of Telesystem, CDPQ, UFI and JP Morgan has covenanted and agreed to vote, or to cause to be voted, its Subordinate Voting Shares and, in the case of Telesystem, its Multiple Voting Shares (including all such shares now owned or hereafter acquired) in favor of (i) the amendments to the Issuer's constituting documents providing for the redesignation of

Subordinate Voting Shares as "Common Shares", and (ii) the amendments to the Issuer's employee stock incentive plans.

             Override Adjustment Upon Potential Group Determination

            Notwithstanding the provisions of the Master and Purchase Agreement to the contrary, if the Issuer's Board of Directors, acting with the benefit of legal counsel, determines in a timely manner that the issuance of the Special Warrants and the Purchase Warrants, the issuance of the underlying securities upon exercise thereof, any conversion of the CDs, any conversion of New Convertible Debentures, and/or the issuance of Subordinate Voting Shares pursuant to the Units Issuer Bid, when combined with the acquisition or continuing ownership of any other securities of the Issuer by UFI, CDPQ, JP Morgan and Telesystem (each, an "Investor", and together, the "Investors") or any of their Affiliates (whether pursuant to the Master and Purchase Agreement or otherwise) would be likely to (i) result in any combination of the Investors and their Affiliates (other than Telesystem) (the "Non-Exempt Purchasers") being considered a "group" within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended, such that certain provisions of the Issuer's debt instruments pertaining to a change of control of the Issuer may be triggered (a "Potential Group Determination") or (ii) result in CDPQ increasing its voting position in the Issuer, as of November 28, 2001, by more than 10% (on a non diluted basis), then the Non-Exempt Purchasers (in the case of (i) above) and CDPQ (in the case of (ii) above) agree to accept, in lieu of a portion of any voting securities of the Issuer which they are entitled to receive pursuant to the Master and Purchase Agreement, non-voting preferred shares of the Issuer ("Non-Voting Preferred Shares"). Such Non-Voting Preferred Shares may be issuable upon exercise of the Special Warrants or the Purchase Warrants or at a later date in exchange for Subordinate Voting Shares or Common Shares held by the Non-Exempt Purchasers or CDPQ, as the case may be (subject to any necessary regulatory approval). The aggregate amount of Non-Voting Preferred Shares to be issued shall be the amount necessary to enable the Issuer to reasonably determine that either (i) a Potential Group Determination shall not exist either at the time of the issuance or within a short period of time thereafter or (ii) CDPQ shall not increase its voting position, as of the date hereof, by more than 10% (on a non diluted basis).

            For purposes of determining the number of Non-Voting Preferred Shares to be issued, it is the intent of the Investors to ensure a reasonable cushion exists to protect against a Potential Group Determination being triggered by variances in the number of Subordinate Voting Shares owned by the Investors and their Affiliates (as well as persons who could be deemed to be part of the "group" under the Securities Exchange Act of 1934, as amended) from time to time. Any Non-Voting Preferred Shares issued shall be allocated among the Non-Exempt Purchasers as determined (a) by agreement among the Non-Exempt Purchasers within ten calendar days after receipt by the Investors of notice from the Issuer of a Potential Group Determination or, failing such agreement,
(b) by a committee of the Issuer's Board of Directors consisting of those members not designated by any of the Investors pursuant to the IRA. Any allocation under clause (b) above shall be made on a fair and equitable basis taking into account the preservation of the intended relative voting and economic ownership positions of each of the Non-Exempt Purchasers in the Issuer as of the date of consummation of all of the transactions contemplated by the Master and Purchase Agreement and any other factors deemed relevant by such committee.

                                  Other Matters

            Pursuant to the IRA (which is more fully described in Item 4), the Issuer is subject to the approval of either two thirds or three quarters of the votes cast by the members of the Board present and eligible to vote for certain of its corporate decisions. In addition, if any of the Investors, either individually or as part of a group (the "Co-Sale Group") of two or more Investors acting jointly and in concert (such individual Investor or Co-Sale Group member being the "Co-Sale Offeree") proposes to transfer, pledge, hypothecate, encumber, assign or otherwise dispose of, either voluntarily or involuntarily and with or without consideration Shares ("Transfer"), or receives an offer to Transfer (that it wishes to accept), to any third party (the "Co-Sale Offeror") Shares of such Investor that either alone, or together with any other Co-Sale Offeree, represent more than 15% of the total equity securities of the Issuer issued and outstanding as of the date of such offer, the Co-Sale Offeree, either for itself or on behalf of the Co-Sale Group, shall, notify the other Investors of the material terms and conditions of such offer.

            No Co-Sale Offeree shall Transfer any Shares to the Co-Sale Offeror unless each Investor (other than any Co-Sale Offeree) who desires to do so is permitted to Transfer its respective pro rata amount (based upon the aggregate number of Voting Securities of the Issuer outstanding at such time and held by all Investors) of the aggregate number of Voting Securities to which the Co-Sale Offer relates.

            Upon the completion of the Recapitalization, including, without limitation, the successful completion of the ESD Issuer Bid and consent request and the Units Issuer Bid, it is expected that-JP Morgan will significantly increase its beneficial ownership of the SVS through (i) the purchase of the Special Warrants pursuant to the First and Second Tranches, (ii) the consummation of the CD Conversion and (ii) the exercise of the Dividend Warrants, each subject to adjustments set forth in the Master and Purchase Agreement (including without limitation, the issuance of the Non-Voting Preferred Shares to JP Morgan instead of SVS.)

            JP Morgan disclaims beneficial ownership of any securities beneficially owened by each of UFI, CDPQ and Telesystem.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1 - Joint Filing Agreement, dated December 10, 2001, among,
                        JPMP (BHCA), AOF, CAIP (I), CAIP (II) and JAIP.

            Exhibit 2 - Investor Rights Agreement, dated November 29, 2001, among the Issuer and the Investors.

            Exhibit 3 - Master and Purchase Agreement, dated November 28, 2001, among the Issuer and the Investors.

            Exhibit 4 - Second Amending Agreement to the Convertible Debenture
                        Indenture, dated November 29, 2001, among the Issuer, UFI, JP Morgan and The Bank of Nova Scotia Trust Company of New York, as trustee.

                                    SIGNATURE

                        After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

                        Date:  December 10, 2001

                                J.P. MORGAN PARTNERS (BHCA), L.P.

                                By:      JPMP Master Fund Manager, L.P.,
                                         its General Partner

                                By:      JPMP Capital Corp.,
                                         its General Partner


                                By:      /s/ Michael R. Hannon
                                   ---------------------------------------------
                                         Name:  Michael R. Hannon
                                         Title:    Managing Director


                                ASIA OPPORTUNITY FUND, L.P.

                                By:      Asia Opportunity Company,
                                         its General Partner


                                By:      /s/Arnold L. Chavkin
                                   ---------------------------------------------
                                         Name:  Arnold Chavkin
                                         Title:    Executive Vice President


                                CAIP CO-INVESTMENT FUND PARALLEL FUND (I) C.V.

                                By:      Asia Opportunity Company,
                                         its General Partner


                                By:      /s/ Arnold L. Chavkin
                                   ---------------------------------------------
                                         Name:  Arnold L. Chavkin
                                         Title:    Executive Vice President

                                CAIP CO-INVESTMENT FUND PARALLEL FUND (II) C.V.

                                By:      Asia Opportunity Company,
                                         its General Partner


                                By:      /s/ Arnold L. Chavkin
                                   ---------------------------------------------
                                         Name:  Arnold L. Chavkin
                                         Title:    Executive Vice President


                                J.P. MORGAN ASIA INVESTMENT PARTNERS, L.P.

                                By: J.P. Morgan Asia Equity Partners, L.P., its General Partner

                                By:      JPMP Asia Equity Company,
                                         a Managing General Partner


                                By:      /s/ Arnold L. Chavkin
                                   ---------------------------------------------
                                         Name:  Arnold L. Chavkin
                                         Title:    Executive Vice President

                                   SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                          Jeffrey C. Walker
Executive Vice President                           Mitchell J. Blutt, M.D.*
Executive Vice President                           Arnold L. Chavkin*
Executive Vice President                           John M.B. O'Connor*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  John R. Baron*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  David S. Britts*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  David L. Ferguson*
Managing Director                                  David Gilbert*
Managing Director                                  Evan Graf*
Managing Director                                  Eric A. Green*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Donald J. Hofmann, Jr. *
Managing Director                                  W. Brett Ingersoll*
Managing Director                                  Alfredo Irigoin*
Managing Director                                  Andrew Kahn*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Jonathan Meggs*
Managing Director                                  Thomas G. Mendell*
Managing Director                                  Stephen P. Murray*
Managing Director                                  Timothy Purcell*
Managing Director                                  Peter Reilly*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Robert R. Ruggiero, Jr. *
Managing Director                                  Susan L. Segal*
Managing Director                                  Kelly Shackelford*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  George Stratenwerth*
Managing Director                                  Lindsay Stuart*
Managing Director                                  Patrick J. Sullivan*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr. *
Managing Director                                  Damion E. Wicker, M.D.*
Managing Director                                  Eric R. Wilkinson*
Senior Vice President                              Marcia Bateson*
Vice President and Treasurer                       Elisa R. Stein*
Secretary                                         Anthony J. Horan**

--------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Assistant Secretary                                Robert C. Caroll**
Assistant Secretary                                Denise G. Connors**

                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


--------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                   SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

  Chairman of the Board                                 Douglas A. Warner, III*
  President and Chief Executive Officer                 William B. Harrison Jr.*
  Vice Chairman                                         Geoffrey T. Boisi*
  Vice Chairman                                         David A. Coulter*
  Managing Director                                     Ramon de Oliveira*
  Director of Human Resources                           John J. Farrell*
  Vice Chairman                                         Walter A. Gubert*
  Managing Director                                     Thomas B. Ketchum*
  Director of Corporate Marketing and Communications    Frederick W. Hill*
  Vice Chairman                                         Donald H. Layton*
  Vice Chairman                                         James B. Lee Jr. *
  General Counsel                                       William H. McDavid*
  Vice Chairman                                         Marc J. Shapiro*
  Vice Chairman                                         Jeffrey C. Walker**


                                   DIRECTORS(1)

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
----------------------    ------------------------------------------------------
Hans W. Becherer          Chairman of the Board
                          Chief Executive Officer
                          Deere & Company
                          One John Deere Place
                          Moline, IL 61265

Riley P. Bechtel          Chairman and Chief Executive Officer
                          Bechtel Group, Inc.
                          P.O. Box 193965
                          San Francisco, CA 94119-3965

Frank A. Bennack, Jr.     President and Chief Executive Officer
                          The Hearst Corporation
                          959 Eighth Avenue
                          New York, New York  10019

-------------------------------

(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
----------------------    ------------------------------------------------------
Lawrence A. Bossidy       Chairman of the Board
                          Honeywell International
                          P.O. Box 3000
                          Morristown, NJ 07962-2245

M. Anthony Burns          Chairman of the Board and
                            Chief Executive Officer
                          Ryder System, Inc.
                          3600 N.W. 82nd Avenue
                          Miami, Florida  33166

H. Laurence Fuller        Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563

Ellen V. Furter           President
                          American Museum of Natural History
                          Central Park West at 79th Street
                          New York, NY 10024

William H. Gray, III      President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031

William B. Harrison, Jr.  President and Chief Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070

Helene L. Kaplan          Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue - Room 29-72
                          New York, New York  10022

Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                          Exxon Mobil Corporation
                          5959 Las Colinas Boulevard
                          Irving, TX 75039-2298

John R. Stafford          Chairman, President and Chief Executive Officer
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940

Lloyd D. Ward             Former Chairman of Board and Chief Executive Officer
                           of Maytag
                          13338 Lakeshore Drive
                          Clive, Iowa  50325

                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                      BUSINESS OR RESIDENCE ADDRESS
----------------------    ------------------------------------------------------
Douglas A. Warner III     Chairman of the Board
                          J.P. Morgan Chase & Co.
                          270 Park Avenue
                          New York, New York  10017

Marina v.N. Whitman       Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220

                                   SCHEDULE C

                            JPMP ASIA EQUITY COMPANY



Directors(2)

            Arnold L. Chavkin*                       Director

            Jeffrey C. Walker*                       Director

Officers(2)

1.          Jeffrey C. Walker*                   President

2.          Mitchell J. Blutt, M.D.*             Executive Vice President

3.          Arnold L. Chavkin*                   Executive Vice President

4.          John M.B. O'Connor*                  Executive Vice President

5.          Marcia J. Bateson*                   Senior Vice President

6.          Elisa R. Stein*                      Vice President, Treasurer
                                                  and Assistant Secretary

7.          Anthony J. Horan**                   Secretary

8.          Robert C. Carroll**                  Assistant Secretary

9.          Denise G. Connors**                  Assistant Secretary

10.         Walkers SPV Limited (f/k/a Walker    Assistant Secretary
            (Secretaries) Limited)


---------------------------------------------
(2) Each of whom is a United States Citizen except for Walkers SPV Limited (f/k/a Walker (Secretaries) Limited).

*   Principal occupation is employee and/or member of J.P. Morgan
    Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park
    Avenue, New York, New York 10017.


                                       A

                                   SCHEDULE D

                            ASIA OPPORTUNITY COMPANY

Directors(3)

            Arnold L. Chavkin*                     Director

            Jeffrey C. Walker*                     Director

Officers(3)

1.          Jeffrey C. Walker*                     President

2.          Mitchell J. Blutt, M.D. *              Executive Vice President

3.          Arnold L. Chavkin*                     Executive Vice President

4.          John M.B. O'Connor*                    Executive Vice President

5.          Marcia J. Bateson*                     Senior Vice President

6.          Elisa R. Stein*                        Vice President, Treasurer
                                                     and Secretary

7.          Anthony J. Horan**                     Secretary

8.          Robert C. Carroll**                    Assistant Secretary

9.          Denise G. Connors**                    Assistant Secretary

10.         Walkers SPV Limited
            (f/k/a Walker (Secretaries) Limited)   Assistant Secretary

-------------------
(3) Each of whom is a United States Citiczen except for Walkers SPV Limited (f/k/a Walker (Secretaries) Limited).

*   Principal occupation is employee and/or member of J.P. Morgan
    Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park
    Avenue, New York, New York 10017.


                                       A